September 6, 2005	Writer’s Direct Contact
(650) 813-5615
plion@mofo.com
By U.S. Mail and Facsimile

Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Global Cash Access Holdings, Inc. Form S-1 Filed on March 22, 2005 File Number 333-123514
Dear Mr. Webb:
On behalf of our client, Global Cash Access Holdings, Inc. (“Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 16, 2005. The following discussion and answers to your comments have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.
Certain providers upon whom we are dependent are under common control with M&C ... page 15
1.	We note your response to prior comment number 8. In addition to providers, please include all entities upon which you depend, including customers or suppliers, and disclose those entities which are affiliates. Refer to Rule 405. Also, refer the investor to the section where you discuss “Certain Relationships and Related Transactions.”

RESPONSE: The risk factor that begins with “Because of significant concentration among our top customers ...” on page 9 identifies the customers upon whom the Company depends, none of which are affiliates of the Company.

The risk factor that begins with “Because of our dependence on a few providers, or in some cases one provider, for some of the financial services we offer to patrons ...” on

Mark Webb
September 6, 2005
Page Two
page 14 identifies the suppliers upon whom the Company depends. The Company has identified those suppliers that are affiliates of stockholders of the Company. See page 14.
The Company has added a reference to “Certain Relationships and Related Transactions” to the risk factor that begins with “Because of our dependence on a few providers, or in some cases one provider, for some of the financial services we offer to patrons ...” on page 14 for more information regarding the Company’s relationship with the affiliates identified in the risk factor.
The Company has added a reference to “Certain Relationships and Related Transactions” to the risk factor that beings with “Certain providers upon whom we are dependent are under common control with M&C” on page 15 for more information regarding the Company’s relationship with the affiliates identified in the risk factor.
Certain Relationships and Related Transactions, page 90
2.	As previously requested, please state the terms of the Senior Secured Credit Facilities. By “terms,” we mean financial terms.

RESPONSE: The Company has added a discussion of the financial terms of the senior secured credit facilities, including the outstanding borrowings, available future borrowings, interest rates and repayment schedules. See page 97.
Principal and Selling Stockholders, page 103
3.	We note your response to prior comment number 20. As previously requested, please identify the selling shareholders that are affiliates of broker-dealers, and, if true, include in the filing the last sentence of your response.

RESPONSE: All references to selling stockholders have been removed from the prospectus to reflect the elimination of selling stockholders from the offering.

The Company has added statements regarding the possibility that entities affiliated with Summit Partners, Tudor Investment Corporation and HarbourVest Partners VI-Direct Fund L.P. may hold private equity investments in broker-dealers to footnotes 8, 9 and 10 on page 105.

Mark Webb
September 6, 2005
Page Three
Principal and Selling Stockholders, pages 104-5
4.	We note your response to prior comment number 21; however, we did not see you disclose the natural persons requested by the comment. Please revise to state the identity of the natural persons.

RESPONSE: The Company has added disclosure to footnote 9 beginning on page 104 to identify the three natural persons that currently comprise the three-person investment committee.
5.	As previously requested, for all persons that are not public companies (or subsidiaries of public companies), please identify the natural persons who are the beneficial owners.

RESPONSE: Footnote 8 on page 104 discloses that Karim Maskatiya and Robert Cucinotta are the natural persons that exercise voting control and dispositive authority over the shares held by M&C International.

Footnote 9 on page 104-105 has been revised to identify the natural persons that currently comprise the investment committee of Summit Partners that exercises voting control and dispositive authority over the shares held by Summit Partners.

Footnote 10 on page 105 has been revised to identify the natural persons that currently comprise the investment committee of Tudor Investment Corporation that exercises voting control and dispositive authority over the shares held by entities affiliated with Tudor Investment Corporation.

Footnote 11 on page 105 has been revised to identify the natural persons that currently exercise voting control and dispositive authority over the shares held by HarbourVest Partners VI-Direct Fund L.P.
Exhibit 5.1
6.	We do not see that your legal opinion covers the judicial decisions on Delaware corporate law. Please revise.

RESPONSE: As you requested in your comment letter dated April 21, 2005, we hereby supplementally confirm that our opinion covers the judicial decisions on Delaware corporate law.
7.	Please delete the phrase “and in accordance with the resolution adopted by the Board of Directors of the Company.”

Mark Webb
September 6, 2005
Page Four
       RESPONSE: We have deleted the phrase from the opinion as requested.
Sincerely,
/s/ Paul “Chip” L. Lion III
Paul “Chip” L. Lion III
cc: Harry Hagerty